Exhibit 99.1

Improve Your Reactions with Real Time: NICE to Present New
NICE Engage Platform during Upcoming Webinar Series

RA’ANANA, ISRAEL, August 12, 2014 – NICE Systems (NASDAQ: NICE) today announced a webinar series that will help organizations understand how they can now transform their contact center into a real-time engagement center.

The recently announced NICE Engage Platform offers next generation recording at unrivaled scale, speed and cost efficiency. This further powers NICE’s broad portfolio of real-time analytics-based applications, allowing organizations to react faster, smarter and safer during customer engagements.

The platform makes it practical for organizations to use real-time analytics across all service processes, offering benefits for contact center operations, IT teams, and risk management departments.

Join our webinar series to learn how you can improve your reactions with the NICE Engage Platform.

August 14	Introducing the NEW NICE Engage Platform: Faster, Smarter, Safer Customer Engagements
September 4	The Future of Contact Center Recording is Here! Setting the foundation for the real-time engagement center
September 11	Real-Time Fraud & Authentication: The Truth is in the Moment
September 18	Improve your reactions in real time with NICE Real-Time Speech Analytics
October 2	Faster, more accessible insights with NICE Interaction Analytics

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.